UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Spire Global, Inc.
(Exact Name of the Registrant as Specified in its Charter)

Delaware	001-39493
(State or other jurisdiction of incorporation)	(Commission File Number)

8000 Towers Crescent Drive Suite 1100 Vienna, Virginia	22182
(Address of principal executive offices)	(Zip Code)

David Myers +1 202-301-5127
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Spire Global, Inc. (including its global subsidiaries) (“Spire” or the “Company”) is a global provider of space-based data, analytics and space services, offering unique datasets and powerful insights about Earth so that organizations can make decisions with confidence in a rapidly changing world. The Company builds, owns, and operates a fully deployed satellite constellation that observes the Earth in real time using radio frequency technology. The Company collects this space-based data through its proprietary constellation of multi-purpose nanosatellites. By designing, manufacturing, integrating and operating its own satellites and ground stations, the Company has unique end-to-end control and ownership over its entire system. The Company offers the following data solutions to customers: aviation, space reconnaissance, weather and climate, and spoofing and jamming detection, to better predict how their patterns impact economies, global security, business operations and the environment. The Company also provides “space-as-a-service” through its Space Services solution that empowers customers to leverage Spire’s established infrastructure to put their business in space. The Company is headquartered in Vienna, Virginia and has several wholly owned operating subsidiaries in the United States, United Kingdom, Luxembourg, Singapore, Germany and Canada.

Spire is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

The Rule requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. The Rule defines “Conflict Minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in the Rule (collectively, the “Covered Countries”).

Spire found that certain Conflict Minerals were necessary to the functionality or production of some of its products manufactured, or contracted to be manufactured, during the Reporting Period. Specifically, Spire has identified several broad categories where Conflict Minerals may be used in its products: satellite modules, ground stations and other support equipment used in the operation of our satellites (collectively, the “products”).

Reasonable Country of Origin Inquiry

As a global space company, Spire’s supply chain is highly complex and spread across multiple geographies. Spire is currently working to centralize its buying to advance appropriate due diligence on all Spire suppliers. Although Spire management is aware of the raw materials used in its products, the Company relies heavily on its direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to the Company. Generally, Spire does not have a direct contractual relationship with any of the entities that may mine any Conflict Minerals used in its products and in many cases is several layers removed from the smelters and refiners of Conflict Minerals. It is, therefore, difficult if not impossible to perform direct audits of these entities within Spire’s supply chain or to identify with precision all of the suppliers within Spire’s supply chain.

Spire conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in a Covered Country and whether any of such Conflict Minerals may be from recycled or scrap sources. As part of this process, Spire surveyed its key suppliers to determine where they are sourcing material that was used in its products during the Reporting Period and its key suppliers reported that they have policies in place covering responsible mineral sourcing. To date, we have revised our standard supplier terms and conditions to include provisions related to Conflict Minerals and responsible sourcing, and we are taking steps to move toward suppliers with stronger processes in place to ensure that they meet our supplier standards.

Conflict Mineral Disclosure

Given the limited information that we received from our suppliers during the Reporting Period and given the current status of our RCOI, we are unable to definitively determine whether the Conflict Minerals used in the products may have originated in Covered Countries. We are continuing to take steps to ensure we only contract with reputable suppliers that are willing and able to make positive representations regarding the source of product supplied with full traceability to the source of the Conflict Minerals used in all such products. Spire will also ensure its expectations for its suppliers, namely that they will not supply any materials that contribute to human rights abuses in the Covered Countries are clearly communicated and will require a prompt response to any further Spire due diligence requests from its suppliers.

This Form SD is publicly available on our website at ir.spire.com (on the “SEC Filings” page, under the “All SEC Filings” sub-page). The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and Spire has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPIRE GLOBAL, INC.

By:	/s/ Alison Engel	Date: May 14, 2026
Name:	Alison Engel
Title:	Chief Financial Officer